Travelzoo
590 Madison Avenue, 35th Floor
New York, New York 10022
(212) 516-1300
February 10, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brian Fetterolf

Re:	Travelzoo
Registration Statement on Form S-3
File No. 333-269563
To the addressees set forth above:
Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of Travelzoo, respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 9:00 A.M. Eastern Time on February 15, 2023, or as soon as practicable thereafter.
If you have any questions or require additional information, please contact Christina Sindoni Ciocca, Esq., General Counsel and Head of Global Functions at Travelzoo, at 646-889-1857. Thank you for your assistance and cooperation in this matter.

Very truly yours,

Travelzoo

By:	/s/ Christina Sindoni Ciocca
Christina Sindoni Ciocca
General Counsel and Head of Global Functions

cc:	Wayne Lee, Travelzoo